UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)    *

CapitalSource Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
14055X102
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
September 17, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,043,657
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,043,657
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,124,277 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,105,792
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,105,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,186,412 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,281,968
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,281,968
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,588 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,808
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,428 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,909
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,529 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,182,571
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,182,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,191 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,972,808
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,972,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,053,428 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 8 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,522,913
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,522,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,603,533 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,105,792
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,105,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,186,412 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew B. Fremder
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,758
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 49,758
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Daniel J. Hirsch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ashish H. Pant
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,862
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER 30,862
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard H. Voon
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 45 Pages

13D
CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing may be deemed to beneficially own an aggregate of 18,576,341 Shares, which is 5.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,495,721
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,495,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,576,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 45 Pages

This Amendment No. 17 to Schedule 13D amends the Schedule 13D initially filed on August 15, 2003 (together with all prior and current amendments thereto, this “Schedule 13D”).

Preliminary Note

This Schedule 13D reports that since the filing of the prior Schedule 13D on August 14, 2009, the Reporting Persons (as defined below) sold an aggregate of 8,084,981 Shares, representing 2.5% of the Company’s outstanding Shares.

Amendment No. 16 to Schedule 13D, filed on August 14, 2009, inadvertently under-reported the aggregate beneficial ownership of the Reporting Persons as of August 13, 2009 by 500 Shares.  Accordingly, this Schedule 13D also amends the prior Schedule 13D to report that: (1) the aggregate amount of Shares deemed beneficially owned by the Reporting Persons as of August 13, 2009 was 26,661,322 Shares, or 8.2% of the Company’s outstanding Shares; (2) the aggregate amount of Shares sold by the Reporting Persons between July 30, 2009 and August 13, 2009 was 3,133,518 Shares, representing a decrease of 1.0% of the Company’s outstanding Shares; (3) Farallon CS LP (as defined below) may be deemed to beneficially own 13,166,872 Shares, or 4.1% of the Company’s outstanding Shares, as of August 13, 2009; and (4) Farallon CS LLC (as defined below), as the general partner of Farallon CS LP, may be deemed to beneficially own the 13,166,872 Shares, or 4.1% of the Company’s outstanding Shares, deemed beneficially owned by Farallon CS LP as of August 13, 2009.

Item 2.                      Identity And Background

Item 2 is amended and restated in its entirety as follows:

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	Farallon CS Institutional Finance II, L.P., a Delaware limited partnership (“Farallon CS LP”), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(v)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it; and

Page 25 of 45 Pages

(vi)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

FCP, Farallon CS LP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon General Partners

(vii)
Farallon Partners, L.L.C., a Delaware limited liability company (“FPLLC”), which is the general partner of each of the Farallon Funds, other than Farallon CS LP, with respect to the Shares held by each of the Farallon Funds, other than Farallon CS LP; and

(viii)	Farallon CS Institutional Finance, L.L.C., a Delaware limited liability company (“Farallon CS LLC”), which is the general partner of Farallon CS LP, with respect to the Shares held by Farallon CS LP.

FPLLC and Farallon CS LLC are together referred to herein as the “Farallon General Partners.”

The Management Company

(ix)
Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), which is a manager of one or more accounts (the “Managed Accounts”) and Farallon CS LLC, with respect to the Shares held by the Managed Accounts and Farallon CS LP.

The Individual Reporting Persons

(x)
The following persons, each of whom is a managing member of both FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Accounts:  William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Andrew J.M. Spokes (“Spokes”), Richard H. Voon (“Voon”) and Mark C. Wehrly (“Wehrly”);

(xi)
Thomas F. Steyer (“Steyer”), who is a senior managing member of both FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Accounts and with respect to both the 12,376 Shares distributed from vested restricted stock units received for service as a member of the Company’s Board of Directors (the “Board”) following his resignation from the Board and the 18,486 Shares he is deemed to beneficially own through ownership of the options received for service as a member of the Board prior to his resignation; and

(xii)	Andrew B. Fremder (“Fremder”), with respect to the Shares held by the Farallon Funds and the Managed Accounts and with respect to the Shares

Page 26 of 45 Pages

which Fremder is deemed to beneficially own through ownership of the options and phantom stock units received for service as a member of the Board.

If Fremder and the entities and other individuals identified in this Schedule 13D were deemed members of a group holding equity securities of the Company, all of such entities and persons would be deemed to beneficially own the number and percentage of Shares stated in Rows 11 and 13 of each cover page.  Fremder and the entities and other individuals filing this Schedule 13D expressly disclaim that they are members of any such group and expressly disclaim beneficial ownership of any Shares which would arise through membership in any such group.

Duhamel, Fried, Hirsch, Landry, MacMahon, Millham, Moment, Pant, Patel, Spokes, Steyer, Voon and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”  The Farallon Individual Reporting Persons and Fremder are together referred to herein as the “Individual Reporting Persons.”

(b)           The address of the principal business office of (i) the Farallon Funds, the Farallon General Partners and the Management Company is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of FPLLC is to act as the general partner of the Farallon Funds, other than Farallon CS LP.  The principal business of Farallon CS LLC is to act as the general partner of Farallon CS LP.  The principal business of the Management Company is that of a registered investment adviser.  The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Farallon Funds, the Farallon General Partners and the Management Company is set forth above.  Each of the Individual Reporting Persons, other than Pant and Spokes, is a citizen of the United States.  Pant is a citizen of India.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.     Source And Amount Of Funds And Other Consideration

Page 27 of 45 Pages

Item 3 is amended to report the following:

        In the prior Schedule 13D filed on August 14, 2009, Fremder was reported as having acquired beneficial ownership of certain Shares through receipt of restricted stock units received as deemed re-investment of dividends pursuant to the Company’s Deferred Compensation Plan.  The number of Shares so acquired was 58.  Such 58 Shares were acquired by Fremder as deemed dividend re-investments during the second quarter of 2009 at a deemed per Share purchase price of $4.88.

Item 5.     Interest In Securities Of The Issuer

Item 5 is amended and restated in its entirety as follows:

The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 323,310,994 Shares outstanding as of August 3, 2009, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed with the Securities and Exchange Commission on August 10, 2009, plus such additional Shares as each Reporting Person is deemed to beneficially own through ownership or deemed beneficial ownership of certain common stock options and units.

(c)
The dates, number of Shares involved and the price per Share (including commissions) for all transactions in the Shares by the Farallon Funds since the filing of the prior Schedule 13D are set forth on Schedules A-F hereto and are incorporated herein by reference.  All of such transactions were open-market transactions.

(d)
FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds, other than Farallon CS LP, as reported herein.  Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein.  The Management Company is the manager of Farallon CS LLC.  The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

Page 28 of 45 Pages

(c)
The dates, number of Shares involved and the price per Share (including commissions) for all transactions in the Shares by the Management Company on behalf of the Managed Accounts since the filing of the prior Schedule 13D are set forth on Schedule G hereto and are incorporated herein by reference.  All of such transactions were open-market transactions.

(d)
The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reported herein.  Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein.  The Management Company is the manager of Farallon CS LLC.  The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	Not applicable.

The Farallon General Partners

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon General Partner is incorporated herein by reference for each such Farallon General Partner.

(c)	None.

(d)
FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds, other than Farallon CS LP, as reported herein.  Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein.  The Management Company is the manager of Farallon CS LLC.  The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

(c)	None.

(d)
The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reported herein.  FPLLC

Page 29 of 45 Pages

 has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds, other than Farallon CS LP, as reported herein.  Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein.  The Management Company is the manager of Farallon CS LLC.  The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts.  FPLLC, as the general partner of the Farallon Funds, other than Farallon CS LP, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds, other than Farallon CS LP.  Farallon CS LLC, as the general partner of Farallon CS LP, may be deemed to be the beneficial owner of all such Shares owned by Farallon CS LP.  The Management Company, as the manager of Farallon CS LLC and the Managed Accounts, may be deemed to be the beneficial owner of all such Shares owned by Farallon CS LP and the Managed Accounts.  The Farallon Individual Reporting Persons, as managing members of both FPLLC and the Management Company with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds and the Managed Accounts.  Each of the Farallon General Partners, the Management Company and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares owned by the Farallon Funds and the Managed Accounts.

Each of Steyer and Fremder may be deemed to beneficially own certain Shares through ownership of immediately exercisable options and, in the case of Fremder, vested restricted stock units.

Page 30 of 45 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2009

/s/ Mark C. Wehrly
FARALLON PARTNERS, L.L.C.,
On its own behalf and as the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
By Mark C. Wehrly, Managing Member

/s/ Mark C. Wehrly
FARALLON CAPITAL MANAGEMENT, L.L.C.
On its own behalf and as the Manager of
FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,
For itself and as the General Partner of
FARALLON CS INSTITUTIONAL FINANCE II, L.P.
By Mark C. Wehrly, Managing Member

/s/ Mark C. Wehrly
Mark C. Wehrly, individually and as attorney-in-fact for each of
William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Douglas M. MacMahon, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Ashish H. Pant, Andrew J. M. Spokes, Thomas F. Steyer and Richard H. Voon

The Power of Attorney executed by Fremder authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 15, 2003 by such Reporting Person with respect to the Common Stock of the Company, is hereby incorporated by reference.  The Power of Attorney executed by each of Duhamel, Fried, Landry, MacMahon, Millham, Moment, Pant, Patel and Steyer authorizing Wehrly to sign and file this Schedule 13D on his or her behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Spokes authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.  The Power of Attorney executed by each of Hirsch and Voon authorizing Wehrly to sign and file

Page 31 of 45 Pages

this Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 6, 2009 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings, Inc., is hereby incorporated by reference.

Page 32 of 45 Pages

ANNEX 1

Set forth below with respect to the Management Company and the Farallon General Partners is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each Individual Reporting Person is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)
Managing Members:  Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Douglas M. MacMahon, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart, Richard H. Voon and Mark C. Wehrly, Managing Members.

2.	Farallon CS LLC

(a)	Farallon CS Institutional Finance, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner to Farallon CS Institutional Finance II, L.P.
(d)	Delaware limited liability company
(e)           Farallon Capital Management, L.L.C.

3.	FPLLC

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner to investment partnerships
(d)	Delaware limited liability company
(e)
Managing Members:  Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Douglas M. MacMahon, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart, Richard H. Voon and Mark C. Wehrly, Managing Members.

Page 33 of 45 Pages

4.	Managing Members of the Management Company and FPLLC

Each of the managing members of the Management Company and FPLLC, other than Ashish H. Pant, Andrew J.M. Spokes and Gregory S. Swart, is a citizen of the United States.  Ashish H. Pant is a citizen of India.  Andrew J. M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.  The business address of each of the managing members of the Management Company and FPLLC is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.  The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and FPLLC.  The principal occupation of each other managing member of the Management Company and FPLLC is serving as a managing member of both the Management Company and FPLLC.  None of the managing members of the Management Company and FPLLC has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

5.	Andrew B. Fremder

Andrew B. Fremder is a citizen of the United Sates.  The business address of Andrew B. Fremder is 6114 La Salle Avenue, Suite 314, Oakland, California 94611.  The principal occupation of Andrew B. Fremder is serving as the president of East Bay College Fund.

Page 34 of 45 Pages

SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/14/2009	5,200	3.79
8/14/2009	18,731	3.79
8/14/2009	11,625	3.79
8/14/2009	3,225	3.79
8/14/2009	319	3.79
8/17/2009	9,844	3.69
8/17/2009	12,281	3.69
8/17/2009	5,175	3.69
8/18/2009	8,269	3.66
8/18/2009	19,031	3.66
8/19/2009	13,600	3.70
8/19/2009	5,006	3.69
8/19/2009	1,794	3.69
8/19/2009	13,600	3.71
8/20/2009	12,669	3.75
8/20/2009	931	3.75
8/20/2009	13,600	3.74
8/20/2009	13,600	3.69
8/21/2009	13,600	3.77
8/21/2009	47,600	3.75
8/24/2009	13,600	3.91
8/24/2009	17,800	3.93
8/24/2009	13,600	3.91
8/25/2009	34,155	3.87
8/25/2009	21,900	3.84
8/26/2009	16,400	3.95
8/26/2009	27,400	3.97
8/26/2009	27,400	3.99
8/26/2009	77,600	3.97
8/27/2009	102,000	3.94
8/27/2009	47,550	4.01
8/27/2009	6,800	3.99
8/28/2009	54,300	4.09
8/28/2009	20,500	4.09
8/28/2009	22,995	4.09
8/28/2009	68,000	4.07
8/31/2009	33,900	4.09

Page 35 of 45 Pages

8/31/2009	20,400	4.09
9/17/2009	24,100	4.87
9/17/2009	54,500	4.85
9/18/2009	93,200	4.75
9/18/2009	42,806	4.75
9/18/2009	43,894	4.75
9/18/2009	154,300	4.75
9/21/2009	25,807	4.71
9/21/2009	9,693	4.71
9/21/2009	32,200	4.71
9/22/2009	218,100	4.80
9/22/2009	7,008	4.78
9/22/2009	88,992	4.78
9/23/2009	85,200	4.87
9/24/2009	176,800	4.27
9/25/2009	202,777	4.17
9/28/2009	72,744	4.31

Page 36 of 45 Pages

SCHEDULE B

FARALLON CS INSTITUTIONAL FINANCE II, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/14/2009	98,600	3.79
8/17/2009	49,200	3.69
8/18/2009	49,200	3.66
8/19/2009	61,600	3.70
8/20/2009	73,800	3.73
8/21/2009	110,700	3.75
8/24/2009	81,100	3.92
8/25/2009	101,300	3.86
8/26/2009	268,200	3.97
8/27/2009	283,200	3.97
8/28/2009	300,000	4.08
8/31/2009	98,600	4.09
9/17/2009	142,000	4.86
9/18/2009	603,300	4.75
9/21/2009	122,460	4.71
9/22/2009	567,200	4.80
9/23/2009	153,600	4.87
9/24/2009	319,300	4.27
9/25/2009	366,200	4.17
9/28/2009	130,900	4.31

Page 37 of 45 Pages

SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/14/2009	2,291	3.79
8/14/2009	2,509	3.79
8/14/2009	8,700	3.79
8/17/2009	6,900	3.69
8/18/2009	6,900	3.66
8/19/2009	3,486	3.70
8/19/2009	1,729	3.69
8/19/2009	3,485	3.71
8/20/2009	3,500	3.75
8/20/2009	2,391	3.74
8/20/2009	1,109	3.74
8/20/2009	3,500	3.69
8/21/2009	3,500	3.77
8/21/2009	4,291	3.75
8/21/2009	3,809	3.75
8/21/2009	4,000	3.75
8/24/2009	3,500	3.91
8/24/2009	4,500	3.93
8/24/2009	3,500	3.91
8/25/2009	8,700	3.87
8/25/2009	5,500	3.84
8/26/2009	4,200	3.95
8/26/2009	6,900	3.97
8/26/2009	6,900	3.99
8/26/2009	19,700	3.97
8/27/2009	3,191	3.94
8/27/2009	22,809	3.94
8/27/2009	5,791	4.01
8/27/2009	6,309	4.01
8/27/2009	1,700	3.99
8/28/2009	13,900	4.09
8/28/2009	3,114	4.09
8/28/2009	2,086	4.09
8/28/2009	5,800	4.09
8/28/2009	4,014	4.07
8/28/2009	11,700	4.07
8/28/2009	1,586	4.07
8/31/2009	7,414	4.09

Page 38 of 45 Pages

8/31/2009	1,286	4.09
8/31/2009	5,200	4.09
9/17/2009	6,100	4.87
9/17/2009	4,814	4.85
9/17/2009	9,086	4.85
9/18/2009	23,600	4.75
9/18/2009	22,100	4.75
9/18/2009	23,386	4.75
9/18/2009	6,114	4.75
9/18/2009	9,700	4.75
9/21/2009	9,000	4.71
9/21/2009	1,086	4.71
9/21/2009	7,114	4.71
9/22/2009	55,500	4.80
9/22/2009	22,714	4.78
9/22/2009	1,686	4.78
9/23/2009	21,600	4.87
9/24/2009	15,386	4.27
9/24/2009	29,614	4.27
9/25/2009	51,600	4.17
9/28/2009	18,400	4.31

Page 39 of 45 Pages

SCHEDULE D

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/21/2009	100	3.75
8/26/2009	100	3.97
8/27/2009	100	3.94
8/27/2009	100	4.01
8/28/2009	100	4.09
8/28/2009	100	4.07
9/17/2009	100	4.85
9/18/2009	100	4.75
9/18/2009	100	4.75
9/18/2009	200	4.75
9/22/2009	200	4.80
9/22/2009	100	4.78
9/23/2009	100	4.87
9/24/2009	200	4.27
9/25/2009	200	4.17
9/28/2009	100	4.31

Page 40 of 45 Pages

SCHEDULE E

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/14/2009	100	3.79
8/21/2009	100	3.75
8/25/2009	100	3.87
8/26/2009	100	3.97
8/27/2009	200	3.94
8/27/2009	100	4.01
8/28/2009	100	4.09
8/28/2009	100	4.07
8/31/2009	100	4.09
9/17/2009	100	4.85
9/18/2009	200	4.75
9/18/2009	200	4.75
9/18/2009	300	4.75
9/21/2009	100	4.71
9/21/2009	100	4.71
9/22/2009	400	4.80
9/22/2009	200	4.78
9/23/2009	100	4.87
9/24/2009	300	4.27
9/25/2009	400	4.17
9/28/2009	100	4.31

Page 41 of 45 Pages

SCHEDULE F

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/14/2009	7,600	3.79
8/14/2009	8,000	3.79
8/17/2009	6,400	3.69
8/18/2009	6,400	3.66
8/19/2009	3,200	3.70
8/19/2009	1,700	3.69
8/19/2009	3,100	3.71
8/20/2009	3,200	3.75
8/20/2009	3,200	3.74
8/20/2009	3,200	3.69
8/21/2009	3,200	3.77
8/21/2009	11,200	3.75
8/24/2009	3,200	3.91
8/24/2009	4,200	3.93
8/24/2009	2,031	3.91
8/24/2009	1,169	3.91
8/25/2009	8,000	3.87
8/25/2009	5,100	3.84
8/26/2009	3,800	3.95
8/26/2009	6,400	3.97
8/26/2009	6,400	3.99
8/26/2009	9,959	3.97
8/26/2009	8,341	3.97
8/27/2009	8,074	3.94
8/27/2009	15,926	3.94
8/27/2009	3,089	4.01
8/27/2009	8,111	4.01
8/27/2009	1,600	3.99
8/28/2009	12,800	4.09
8/28/2009	4,135	4.09
8/28/2009	665	4.09
8/28/2009	1,297	4.09
8/28/2009	4,103	4.09
8/28/2009	16,000	4.07
8/31/2009	8,000	4.09
8/31/2009	4,800	4.09
9/17/2009	5,600	4.87
9/17/2009	9,360	4.85

Page 42 of 45 Pages

9/17/2009	3,440	4.85
9/18/2009	21,800	4.75
9/18/2009	11,393	4.75
9/18/2009	9,007	4.75
9/18/2009	36,200	4.75
9/21/2009	2,288	4.71
9/21/2009	6,012	4.71
9/21/2009	7,600	4.71
9/22/2009	49,312	4.80
9/22/2009	1,788	4.80
9/22/2009	22,500	4.78
9/23/2009	19,900	4.87
9/24/2009	41,500	4.27
9/25/2009	33,916	4.17
9/25/2009	13,684	4.17
9/28/2009	17,000	4.31

Page 43 of 45 Pages

SCHEDULE G

FARALLON CAPITAL MANAGEMENT, L.L.C.

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)
8/14/2009	20,400	3.79
8/14/2009	12,700	3.79
8/17/2009	10,200	3.69
8/18/2009	10,200	3.66
8/19/2009	5,100	3.70
8/19/2009	2,500	3.69
8/19/2009	5,100	3.71
8/20/2009	5,100	3.75
8/20/2009	5,100	3.74
8/20/2009	5,100	3.69
8/21/2009	5,100	3.77
8/21/2009	9,726	3.75
8/21/2009	8,074	3.75
8/24/2009	5,100	3.91
8/24/2009	6,600	3.93
8/24/2009	1,436	3.91
8/24/2009	3,664	3.91
8/25/2009	12,800	3.87
8/25/2009	8,100	3.84
8/26/2009	6,100	3.95
8/26/2009	10,100	3.97
8/26/2009	10,100	3.99
8/26/2009	28,900	3.97
8/27/2009	38,100	3.94
8/27/2009	17,800	4.01
8/27/2009	2,500	3.99
8/28/2009	18,339	4.09
8/28/2009	1,961	4.09
8/28/2009	7,600	4.09
8/28/2009	8,600	4.09
8/28/2009	9,239	4.07
8/28/2009	11,859	4.07
8/28/2009	4,302	4.07
8/31/2009	12,700	4.09
8/31/2009	7,600	4.09
9/17/2009	8,900	4.87
9/17/2009	20,200	4.85
9/18/2009	34,400	4.75

Page 44 of 45 Pages

9/18/2009	32,100	4.75
9/18/2009	57,100	4.75
9/21/2009	13,100	4.71
9/21/2009	12,000	4.71
9/22/2009	75,581	4.80
9/22/2009	5,219	4.80
9/22/2009	8,848	4.78
9/22/2009	26,652	4.78
9/23/2009	614	4.87
9/23/2009	30,886	4.87
9/24/2009	32,898	4.27
9/24/2009	32,602	4.27
9/25/2009	52,950	4.17
9/25/2009	4,981	4.17
9/25/2009	17,169	4.17
9/28/2009	26,900	4.31

Page 45 of 45 Pages